 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 2

Name of Issuer: CLEARBRIDGE AMERICAN ENERGY MLP FUND INC.
_____________________________________________________
Title of Class
of Securities: Preferred Stock

CUSIP Number: 1846914#7; 1846915#6

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 0 See Exhibit A
6) Shared Voting Power: 0 Not Applicable
7) Sole Dispositive Power: 0 See Exhibit A
8) Shared Dispositive Power: 0 Not Applicable

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 0 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

CLEARBRIDGE AMERICAN ENERGY MLP FUND INC.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

620 EIGHTH AVENUE
49TH FLOOR
NEW YORK , NY 10018

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Preferred Stock

ITEM 2(e). CUSIP NUMBER:

1846914#7; 1846915#6

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 0
See Exhibit A

(b) Percent of Class: 0.0

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    0  See Exhibit A
to direct the vote

Shared power to vote or   0  Not Applicable
to direct the vote

Sole power to dispose or  0 See Exhibit A
to direct disposition

Shared power to dispose   0  Not Applicable
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Hillary Lorenzo
Vice President

Date: 12/06/2018
As of: 11/30/2018

Exhibit A
--------------

ITEM 4. OWNERSHIP:

Previously owned Preferred Share Securities of Clearbridge American Energy MLP
Fund Inc. (ticker: CBA) were exchanged / replaced by Clearbridge Energy
Midstream Opportunity Fund Inc. (ticker: EMO) due to the CBA merger into EMO on
11/16/2018.
Rule 13d-1(k)(1) JOINT FILING AGREEMENT Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf of this Schedule 13G in connection with the zero beneficial ownership of the securities which are the subject of this schedule. Dated this 6th day of December, 2018 Prudential Financial, Inc. By: /s/Hillary Lorenzo Hillary Lorenzo Vice President The Prudential Insurance Company of America By: /s/Christopher L. Halloran Christopher L. Halloran Vice President Prudential Legacy Insurance Company of New Jersey By: /s/Christopher L. Halloran Christopher L. Halloran Vice President PGIM, Inc. By: PGIM, Inc., as investment manager By: /s/Christopher L. Halloran Christopher L. Halloran Vice Presiden

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of
America
IC
0
0

Prudential Retirement Insurance and Annuity Company
IC
0
0

Jennison Associates LLC
IA
0
0

PGIM, Inc.
IA
0
0

Quantitative Management Associates LLC
IA
0
0

Prudential Legacy Insurance Company of New Jersey
IC
0                                       0